EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Pipeline Partners, L.P.

(amounts in thousands except ratios)

December 31, 2007
Earnings:
Loss before income tax expense (1)	$(144,309)
Fixed charges	63,385
Interest capitalized	(3,259)
Amortization of previously capitalized interest	123

Total	$(84,060)

Fixed Charges:
Interest cost and debt expense	61,526
Interest allocable to rental expense(2)	1,859

Total	$63,385

Ratio of Earnings to Fixed Charges	— (3)

(1)	Includes a non-cash loss recognized on derivatives of $169.4 million for the year ended December 31, 2007.
(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(3)	Due to the Partnership’s loss for the year ended December 31, 2007, its earnings were insufficient to cover its fixed charges by $147.4 million.